Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Rainmaker Systems, Inc.

Ratio of Earnings to Fixed Charges

(dollars in 000’s)

	Nine months ended September 30, 2006		Years Ended December 31,
			2005	2004	2003	2002	2001
Pre-tax earnings (loss) from continuing operations		$2,644	$(5,004)	$(4,938)	$(3,082)	$(3,878)	$(14,351)

Fixed charges:
Interest on debt and capitalized leases (including $63 and $100 capitalized in 2006 and 2005)		197	277	30	89	103	162
Estimate of interest on rent		171	186	93	15	55	182
Amortization of capitalized debt issuance costs		19	15	—	—	—	—

Total fixed charges		387	478	123	104	158	344

Less capitalized interest		63	100

Adjusted earnings (loss)		2,968	(4,626)	(4,815)	(2,978)	(3,720)	(14,007)

Deficiency of earnings to fixed charges	$	N/A	$5,104	$4,938	$3,082	$3,878	$14,351

Ratio of earnings to fixed charges		7.66	N/A	N/A	N/A	N/A	N/A